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                            [Interpore Letterhead]



May 15, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:  Interpore International, Inc.
     Registration Statement on Form S-3 (No. 333-32482)
     Application for Withdrawal under Rule 477

Ladies and Gentlemen:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Interpore International, Inc. (the "Company") hereby requests that the above-referenced Registration Statement on Form S-3 (No. 333-32482) (the "Registration Statement"), and all exhibits thereto, be withdrawn effective immediately. The Company is withdrawing the Registration Statement, which has not been declared effective, because the proposed public offering under the Registration Statement was abandoned due to market conditions. No securities were sold or will be sold under the Registration Statement.

The Company further requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the Registration Statement, which order shall state "Withdrawn upon the request of the registrant, the Commission consenting thereto."

If you should have any questions regarding this application, please contact the undersigned at (949) 453-3200 or Charles K. Ruck of Latham & Watkins at (714) 755-8245.

Sincerely,

Interpore International, Inc.


Richard L. Harrison
Senior Vice President--Finance, Chief Financial Officer and Secretary